Exhibit 99.4

ASML - Summary IFRS Consolidated Statement of Profit or Loss 1,2

	Three months ended,		Twelve months ended,
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2014	2015	2014	2015
(in millions EUR)

Net system sales	1,085.3	880.9	4,242.8	4,237.2
Net service and field option sales	408.7	553.3	1,613.5	2,050.2
Total net sales	1,494.0	1,434.2	5,856.3	6,287.4

Total cost of sales	(854.9)	(792.2)	(3,358.9)	(3,454.3)
Gross profit	639.1	642.0	2,497.4	2,833.1

Other income	20.2	20.8	81.0	83.2
Research and development costs	(149.8)	(189.8)	(735.9)	(710.2)
Selling, general and administrative costs	(78.9)	(89.5)	(318.7)	(345.3)
Operating income	430.6	383.5	1,523.8	1,860.8

Interest and other, net	1.9	1.6	2.6	(4.7)
Income before income taxes	432.5	385.1	1,526.4	1,856.1

Benefit from (provision for) income taxes	(47.5)	(40.8)	(108.1)	(236.6)
Net income	385.0	344.3	1,418.3	1,619.5

ASML - Summary IFRS Consolidated Statement of Financial Position 1,2

	Dec 31,	Dec 31,
	2014	2015
(in millions EUR)

ASSETS
Property, plant and equipment	1,447.5	1,620.7
Goodwill	2,378.4	2,647.8
Other intangible assets	1,670.1	2,018.5
Deferred tax assets	142.7	139.6
Finance receivables	55.3	124.0
Derivative financial instruments	115.5	81.8
Other assets	329.3	369.1
Total non-current assets	6,138.8	7,001.5

Inventories	2,549.8	2,573.7
Current tax assets	43.9	19.1
Derivative financial instruments	38.3	52.0
Finance receivables	196.1	280.5
Accounts receivable	1,052.5	803.7
Other assets	293.6	375.6
Short-term investments	334.9	950.0
Cash and cash equivalents	2,419.5	2,458.7
Total current assets	6,928.6	7,513.3

Total assets	13,067.4	14,514.8

EQUITY AND LIABILITIES
Equity	8,365.9	9,491.2

Long-term debt	1,149.9	1,125.5
Derivative financial instruments	2.8	1.9
Deferred and other tax liabilities	249.3	376.5
Provisions	3.6	2.4
Accrued and other liabilities	408.9	412.5
Total non-current liabilities	1,814.5	1,918.8

Provisions	2.4	2.4
Derivative financial instruments	64.9	19.0
Current portion of long-term debt	4.3	4.2
Current and other tax liabilities	36.3	3.7
Accrued and other liabilities	2,282.9	2,656.6
Accounts payable	496.2	418.9
Total current liabilities	2,887.0	3,104.8

Total equity and liabilities	13,067.4	14,514.8

ASML - Summary IFRS Consolidated Statement of Cash Flows 1,2

	Three months ended,		Twelve months ended,
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2014	2015	2014	2015
(in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	385.0	344.3	1,418.3	1,619.5

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	80.1	98.4	353.1	359.9
Impairment	0.5	1.5	10.5	2.3
Loss on disposal of property, plant and equipment	1.4	—	3.5	1.6
Share-based payments	12.3	12.6	55.7	50.1
Allowance for doubtful receivables	(0.2)	1.2	0.1	3.9
Allowance for obsolete inventory	40.3	58.2	162.8	211.8
Deferred income taxes	33.3	20.5	(30.1)	134.8
Changes in assets and liabilities	(21.5)	537.8	(599.6)	15.6
Net cash provided by (used in) operating activities	531.2	1,074.5	1,374.3	2,399.5

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(127.9)	(120.5)	(358.3)	(371.8)
Purchase of intangible assets	(120.8)	(89.0)	(348.1)	(371.4)
Purchase of available for sale securities	(25.0)	(950.0)	(504.7)	(950.0)
Maturity of available for sale securities	229.9	—	849.8	334.9
Cash from (used for) derivative financial instruments	—	(7.1)	—	(171.9)
Net cash provided by (used in) investing activities	(43.8)	(1,166.6)	(361.3)	(1,530.2)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	—	(268.0)	(302.3)
Purchase of shares	(229.0)	(140.7)	(700.0)	(564.9)
Net proceeds from issuance of shares	15.5	9.7	39.7	33.2
Repayment of debt	(0.8)	(1.1)	(4.1)	(3.6)
Net cash provided by (used in) financing activities	(214.3)	(132.1)	(932.4)	(837.6)

Net cash flows	273.1	(224.2)	80.6	31.7

Effect of changes in exchange rates on cash	1.6	2.0	8.2	7.5
Net increase (decrease) in cash and cash equivalents	274.7	(222.2)	88.8	39.2

ASML - Quarterly Summary IFRS Consolidated Statement of Profit or Loss 1,2

	Three months ended,
	Dec 31,	Mar 29,	Jun 28,	Sep 27,	Dec 31,
	2014	2015	2015	2015	2015
(in millions EUR)

Net system sales	1,085.3	1,246.5	1,134.5	975.3	880.9
Net service and field option sales	408.7	403.4	519.6	573.9	553.3
Total net sales	1,494.0	1,649.9	1,654.1	1,549.2	1,434.2

Total cost of sales	(854.9)	(885.4)	(916.7)	(860.0)	(792.2)
Gross profit	639.1	764.5	737.4	689.2	642.0

Other income	20.2	20.8	20.8	20.8	20.8
Research and development costs	(149.8)	(164.1)	(176.8)	(179.5)	(189.8)
Selling, general and administrative costs	(78.9)	(82.7)	(87.9)	(85.2)	(89.5)
Operating income	430.6	538.5	493.5	445.3	383.5

Interest and other, net	1.9	(0.9)	(1.1)	(4.3)	1.6
Income before income taxes	432.5	537.6	492.4	441.0	385.1

Benefit from (provision for) income taxes	(47.5)	(67.6)	(71.1)	(57.1)	(40.8)
Net income	385.0	470.0	421.3	383.9	344.3

ASML - Quarterly Summary IFRS Consolidated Statement of Financial Position 1,2

	Dec 31,	Mar 29,	Jun 28,	Sep 27,	Dec 31,
	2014	2015	2015	2015	2015
(in millions EUR)

ASSETS
Property, plant and equipment	1,447.5	1,523.4	1,518.9	1,532.6	1,620.7
Goodwill	2,378.4	2,633.9	2,592.2	2,596.8	2,647.8
Other intangible assets	1,670.1	1,831.4	1,881.9	1,942.7	2,018.5
Deferred tax assets	142.7	151.5	146.8	147.2	139.6
Finance receivables	55.3	55.3	55.7	49.8	124.0
Derivative financial instruments	115.5	130.3	87.0	82.9	81.8
Other assets	329.3	342.0	348.0	346.5	369.1
Total non-current assets	6,138.8	6,667.8	6,630.5	6,698.5	7,001.5

Inventories	2,549.8	2,607.5	2,592.1	2,537.0	2,573.7
Current tax assets	43.9	94.3	52.3	42.8	19.1
Derivative financial instruments	38.3	41.1	51.0	52.1	52.0
Finance receivables	196.1	184.0	251.2	453.7	280.5
Accounts receivable	1,052.5	1,270.6	1,282.3	1,089.4	803.7
Other assets	293.6	353.8	320.4	302.7	375.6
Short-term investments	334.9	60.0	25.0	—	950.0
Cash and cash equivalents	2,419.5	2,778.5	2,495.0	2,680.9	2,458.7
Total current assets	6,928.6	7,389.8	7,069.3	7,158.6	7,513.3

Total assets	13,067.4	14,057.6	13,699.8	13,857.1	14,514.8

EQUITY AND LIABILITIES
Equity	8,365.9	9,019.4	8,951.6	9,191.8	9,491.2

Long-term debt	1,149.9	1,155.5	1,115.8	1,125.3	1,125.5
Derivative financial instruments	2.8	2.6	2.3	2.1	1.9
Deferred and other tax liabilities	249.3	295.3	305.2	363.9	376.5
Provisions	3.6	3.7	3.2	2.8	2.4
Accrued and other liabilities	408.9	388.9	468.0	460.0	412.5
Total non-current liabilities	1,814.5	1,846.0	1,894.5	1,954.1	1,918.8

Provisions	2.4	2.4	2.4	2.4	2.4
Derivative financial instruments	64.9	118.4	38.1	18.4	19.0
Current portion of long-term debt	4.3	4.3	4.2	4.2	4.2
Current and other tax liabilities	36.3	32.4	18.1	1.6	3.7
Accrued and other liabilities	2,282.9	2,299.4	2,069.2	2,180.8	2,656.6
Accounts payable	496.2	735.3	721.7	503.8	418.9
Total current liabilities	2,887.0	3,192.2	2,853.7	2,711.2	3,104.8

Total equity and liabilities	13,067.4	14,057.6	13,699.8	13,857.1	14,514.8

ASML - Quarterly Summary IFRS Consolidated Statement of Cash Flows 1,2

	Three months ended,
	Dec 31,	Mar 29,	Jun 28,	Sep 27,	Dec 31,
	2014	2015	2015	2015	2015
(in millions EUR)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	385.0	470.0	421.3	383.9	344.3

Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	80.1	80.3	89.3	91.9	98.4
Impairment	0.5	—	0.6	0.2	1.5
Loss on disposal of property, plant and equipment	1.4	0.9	0.4	0.3	—
Share-based payments	12.3	13.4	14.2	9.9	12.6
Allowance for doubtful receivables	(0.2)	0.4	1.7	0.6	1.2
Allowance for obsolete inventory	40.3	37.0	60.3	56.3	58.2
Deferred income taxes	33.3	40.1	14.8	59.4	20.5
Changes in assets and liabilities	(21.5)	(202.6)	(223.8)	(95.8)	537.8
Net cash provided by (used in) operating activities	531.2	439.5	378.8	506.7	1,074.5

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(127.9)	(85.6)	(79.2)	(86.5)	(120.5)
Purchase of intangible assets	(120.8)	(101.6)	(94.4)	(86.4)	(89.0)
Purchase of available for sale securities	(25.0)	—	—	—	(950.0)
Maturity of available for sale securities	229.9	274.9	35.0	25.0	—
Cash from (used for) derivative financial instruments	—	(64.0)	(63.0)	(37.8)	(7.1)
Net cash provided by (used in) investing activities	(43.8)	23.7	(201.6)	(185.7)	(1,166.6)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	—	—	(302.3)	—	—
Purchase of shares	(229.0)	(117.1)	(165.6)	(141.5)	(140.7)
Net proceeds from issuance of shares	15.5	4.4	10.1	9.0	9.7
Repayment of debt	(0.8)	(0.8)	(0.7)	(1.0)	(1.1)
Net cash provided by (used in) financing activities	(214.3)	(113.5)	(458.5)	(133.5)	(132.1)

Net cash flows	273.1	349.7	(281.3)	187.5	(224.2)

Effect of changes in exchange rates on cash	1.6	9.3	(2.2)	(1.6)	2.0
Net increase (decrease) in cash and cash equivalents	274.7	359.0	(283.5)	185.9	(222.2)

Notes to the Summary IFRS Consolidated Financial Statements

Basis of Presentation
The accompanying summary consolidated financial statements are stated in millions of euros ("EUR") unless otherwise indicated.
ASML has prepared the accompanying summary consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”) accounting principles generally accepted in the Netherlands for companies quoted on Euronext Amsterdam. Further disclosures, as required under IFRS in annual reports and interim reporting (IAS 34), are not included in the summary consolidated financial statements.

For internal and external reporting purposes, we apply accounting principles generally accepted in the United States of America ("US GAAP"). US GAAP is our primary accounting standard for the setting of financial and operational performance targets.

Use of estimates
The preparation of our consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates, and the reported amounts of net sales and costs during the reported periods. Actual results could differ from those estimates.

Basis of consolidation
The consolidated financial statements include the financial statements of ASML Holding N.V. and all of its subsidiaries and the special purpose entity of which ASML is the primary beneficiary (referred to as "ASML"). All intercompany profits, balances and transactions have been eliminated in the consolidation. Subsidiaries are all entities over which ASML has the power to govern the financial and operating policies generally accompanying a shareholding of more than 50 percent of the voting rights.

Revenue recognition
In general, we recognize the revenue from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a "Factory Acceptance Test" in our cleanroom facilities, effectively replicating the operating conditions that will be present on the customer's site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer, if any. A system is shipped, and revenue is recognized, only after all specifications are met and customer sign-off is received or waived. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory, a portion of the sales price is deferred. Although each system's performance is re-tested upon installation at the customer's site, we have never failed to successfully complete installation of a system at a customer’s premises.

In connection with the introduction of new technology, such as NXE:3300B, we initially defer revenue recognition until acceptance of the new technology based system and completion of installation at the customer's premises. As our systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely "new" technology occurs infrequently, and in the past 15 years, has occurred on only two occasions: 2000 (TWINSCAN) and 2010 (EUV).

The main portion of our revenue is derived from contractual arrangements with our customers that have multiple deliverables, which mainly include the sale of our systems, installation and training services and prepaid extended and enhanced (optic) warranty contracts. The revenue relating to the undelivered elements of the arrangements is deferred until delivery of these elements. Revenue from installation and training services is recognized when the services are completed. Revenue from prepaid extended and enhanced (optic) warranty contracts is recognized over the term of the contract.

Foreign currency risk management
Our sales are predominately denominated in euros. Exceptions may occur on a customer by customer basis. Our cost of sales and other expenses are mainly denominated in euros, to a certain extent in U.S. dollars, Taiwanese dollars and Japanese yen and to a limited extent in other currencies. Therefore, we are exposed to foreign currency exchange risks.

It is our policy to hedge material transaction exposures, such as forecasted sales and purchase transactions, and material net remeasurement exposures, such as accounts receivable and payable. We hedge these exposures through the use of foreign exchange contracts.

ASML – Reconciliation US GAAP – IFRS 1,2

Net income	Three months ended,		Twelve months ended,
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
	2014	2015	2014	2015
(in millions EUR)
Net income based on US GAAP	304.8	292.4	1,196.6	1,387.2
Development expenditures (see Note 1)	83.6	55.0	194.3	244.7
Share-based payments (see Note 2)	0.9	(0.3)	5.0	2.1
Income taxes (see Note 3)	(4.3)	(2.8)	22.4	(14.5)
Net income based on IFRS	385.0	344.3	1,418.3	1,619.5

Shareholders' equity	Dec 31,	Mar 29,	Jun 28,	Sep 27,	Dec 31,
	2014	2015	2015	2015	2015
(in millions EUR)
Shareholders' equity based on US GAAP	7,512.6	8,076.8	7,962.6	8,144.9	8,388.8
Development expenditures (see Note 1)	792.1	878.1	937.9	995.7	1,054.5
Share-based payments (see Note 2)	21.0	22.4	22.0	18.3	16.5
Income taxes (see Note 3)	40.2	42.1	29.1	32.9	31.4
Equity based on IFRS	8,365.9	9,019.4	8,951.6	9,191.8	9,491.2

Notes to the reconciliation from US GAAP to IFRS

Note 1 Development expenditures
Under US GAAP, ASML applies ASC 730, "Research and Development". In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.

Under IFRS, ASML applies IAS 38, "Intangible Assets". In accordance with IAS 38, ASML capitalizes certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and five years. Amortization starts when the developed product is ready for volume production.

Note 2 Share-based Payments
Under US GAAP, ASML applies ASC 718 "Compensation - Stock Compensation" which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those instruments. ASC 718’s general principle is that a deferred tax asset is established as we recognize compensation costs for commercial purposes for awards that are expected to result in a tax deduction under existing tax law. Under US GAAP, the deferred tax recorded on share-based compensation is computed on the basis of the expense recognized in the financial statements. Therefore, changes in ASML’s share price do not affect the deferred tax asset recorded in our financial statements.

Under IFRS, ASML applies IFRS 2, "Share-based Payments". In accordance with IFRS 2, ASML records as an expense the fair value of its share-based payments with respect to stock options and shares granted to its employees. Under IFRS, at period end a deferred tax asset is computed on the basis of the tax deduction for the share-based payments under the applicable tax law and is recognized to the extent it is probable that future taxable profit will be available against which these deductible temporary differences will be utilized. Therefore, changes in ASML’s share price do affect the deferred tax asset at period-end and result in adjustments to the deferred tax asset.

Note 3 Income taxes
Under US GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under US GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.

Under IFRS, ASML applies IAS 12, "Income Taxes". In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.

This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, including expected customer demand in specified market segments including memory, logic and foundry, expected trends, expected liquidity and capital structure, expected levels of service sales, systems backlog, expected financial results for the first quarter of 2016 and expected sales trends in the second quarter, including expected sales, other income, gross margin, R&D and SG&A expenses and effective tax rate, annual revenue opportunity for ASML and EPS potential by end of decade, productivity of our tools and systems performance, TWINSCAN and EUV system performance (such as endurance tests), expected industry trends, statements with respect to expected system shipments, including the number of EUV systems expected to be shipped and timing of shipments and recognition in revenue and other EUV targets (including availability, productivity and shipments) and roadmaps, shrink being key driver to industry growth, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value, goals for holistic lithography, intention to return excess cash to shareholders, and statements about our proposed dividend, dividend policy and intention to repurchase shares. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

[1]	These financial statements are unaudited.

[2]	Numbers have been rounded.